Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

December 29, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on December 28, 2006, a copy of which is attached as Exhibits 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated December 28, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
(Signature)

December 29, 2006	Name:	Wu Yan
	Title:	Director and President

EXHIBIT 99.1

Commission File Number 001-31914

This announcement does not constitute, or form part of, an offer or invitation, or solicitation or inducement of an offer, to subscribe for or purchase any of the A Shares or other securities of the Company, nor is this announcement calculated to invite offers for any shares or other securities of the Company.

This announcement is not an offer of securities for sale and not for distribution in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

DETERMINATION OF OFFER SIZE AND OFFER PRICE FOR A SHARE ISSUE

Pursuant to the A Share Issue, the Company will issue 1.5 billion A Shares at the offer price of RMB18.88 per share.

Reference is made to the Company’s announcements dated 28 August 2006, 11 December 2006, 18 December 2006 and 25 December 2006 and circular to shareholders dated 1 September 2006 in relation to the A Share Issue.

Based on circumstances of the off-line indicative demand for the A Share Issue and the Company’s funding needs, the Company and the joint lead underwriters for the A Share Issue have agreed to determine the final size and offer price for the A Share Issue as follows: the issue size at 1.5 billion A Shares and the offer price at RMB18.88 per A Share.

The announcement regarding the offer price and issue size for the A Share Issue is published on 28 December 2006 concurrently in several newspapers in the PRC, including the China Securities Journal, Shanghai Securities News, Securities Times and Securities Daily.

DEFINITIONS

“A Shares”	the Domestic Shares, which are proposed to be listed on the Shanghai Stock Exchange

“A Share Issue”

the proposed issue of not more than 1.5 billion A Shares to strategic, institutional and public investors as approved by the CSRC, through issue of new shares and/or such other manner as shall be approved by the Relevant Authorities, which are proposed to be listed on the Shanghai Stock Exchange

“Company”	China Life Insurance Company Limited, a company incorporated in the PRC and shares of which are listed on The Stock Exchange of Hong Kong Limited

“CSRC”	China Securities Regulatory Commission

“Domestic Shares”	the ordinary shares of RMB1.00 each issued by the Company, which are subscribed for or credited as fully paid up in RMB

“H Shares”	overseas listed foreign shares of RMB1.00 each in the share capital of the Company which are listed on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China, excluding, for the purpose of this announcement only, Hong Kong Special Administrative Region, Macau Special Administrative Region, and Taiwan Region

“Relevant Authorities”	relevant authorities in the PRC including the CSRC

“RMB”	Renminbi, the lawful currency of the PRC

“Shares”	Domestic Shares, H Shares and A Shares

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the Board comprises the following members:

Executive Directors: Yang Chao, Wu Yan, Wan Feng

Non-executive Directors: Shi Guoqing, Zhuang Zuojin

Independent non-executive Directors: Long Yongtu, Sun Shuyi, Ma Yongwei, Chau Tak Hay, Cai Rang

Hong Kong, 28 December 2006